

March 5, 2013

Via E-mail
Brett T. White
Chief Financial Officer
Meru Networks, Inc.
894 Ross Drive
Sunnyvale, CA 94089

> **Re:** **Meru Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 001-34659**

Dear Mr. White:

We have reviewed your letter dated January 25, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 27, 2012.

Item 8. Financial Statements and Supplementary Data

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 78

1.   We note your response to prior comment 1 where you indicate that stand-alone software sales were considered substantive in part because the term of the support is shorter than the estimated useful life of the software. We further note your disclosure indicating that the estimated economic life of your hardware is three and a half years. Please tell us the estimated economic life of perpetual software licenses sold on a stand-alone basis and how this life relates to the estimated economic life of your hardware. If the economic life of the software is less than the four or five year support term, please provide additional

information to support your determination that these four and five year terms are substantive.

2.   Please also confirm that you have sold four and five year support on a standalone basis (i.e. on a renewal basis for four or five additional years and not bundled with an initial arrangement).

3.   We also note from your response to prior comment 1 that sales of stand-alone software are insignificant to total revenues during the periods presented. Please tell us the significance of such sales in total and also tell us the significance of arrangements with initial support services terms of greater than three years.

Note 12. Commitments and Contingencies, page 92

4.   We note your response to prior comment 2 and the disclosure you propose to include in future filings regarding estimated losses. Your response and proposed disclosure does not address what consideration was given to ASC 450-20-50-4(a) which indicates that when there is at least a reasonable possibility that a loss may be incurred in excess of any amount accrued, the nature of the contingency shall be disclosed. With regard to the Motorola contingency, we note that the specific nature of the contingency was not disclosed in the periods prior to the period of settlement. In future filings, please revise to disclose the nature of loss contingencies which meet the criteria of ASC 450-20-50-3.

5.   We also note that your proposed disclosure appears to encompass contingencies with different expected outcomes; those for which you believe will not have material exposure and those for which you may have material exposure but you are unable to develop a loss range. In future filings, please disclose the expected outcome as it applies to each disclosed contingency or alternatively, to each group of disclosed contingencies having the same expected outcome.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief